July 28, 2005
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attention: Ms. Nili Shah, Accounting Branch Chief

Re:	SPARTA, Inc. Form 10-K for the fiscal year ended January 2, 2005 Filed April 1, 2005 File No. 0-21682
Dear Ms. Shah:
This letter sets forth the responses of SPARTA, Inc. to the Staff’s comments relating to our Annual Report on Form 10-K as of and for the year ended January 2, 2005 contained in your letter dated June 20, 2005 (the “Comment Letter”). The responses are numbered to correspond to the numbers of the comments in the Comment Letter.
Question 1
We note that you present the non-GAAP measure, gross profit, which eliminates unallowable costs from income from operations. In future filings, please ensure your disclosure of this measure is allowable under Item 10(e)(1)(ii)(B) of Regulation S-K.
Response to Question 1
Regulation S-K Item 10(e)(1)(ii)(B) states that a registrant may not “adjust a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years.”
As noted in the filing, 99% of our revenues are derived from contracts with agencies of the U.S. government. The costs that we eliminate from income from operations in arriving at gross profit are not eliminated because they are considered non-recurring, infrequent or unusual – they are eliminated solely because they are unallowable under federal procurement regulations. Government contractors frequently incur certain operating costs, such as certain meals and entertainment costs, certain legal costs, and key-man life insurance premiums, which are not reimbursable under the government’s procurement regulations. The Company believes that eliminating such costs in presenting gross profit provides a

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July 28, 2005

clearer picture of the Company’s performance on its contracts. We believe that disclosing both gross profit and operating profit enhances the transparency of our disclosures, providing the financial statement user with insight into both our performance in managing our contracts, and our performance in controlling costs that are not recoverable under such contracts. We therefore believe that Regulation S-K Item 10(e)(1)(ii)(B) is not applicable to the Company’s disclosure of the non-GAAP measure, gross profit.
Question 2
We note that you have not separately presented a separate line item for billings in excess of costs on the face of your consolidated balance sheets or in your footnotes. Please tell us where you have recorded this amount in your consolidated balance sheets, including the amount recognized for each period presented. If you have netted this amount against receivables, revise in future filings to present such amounts separately.
Response to Question 2
Billings in excess of costs have been included in accounts receivables, in the amounts of $3.7 million and $1.7 million as of December 31, 2004 and 2003, respectively. We will revise our disclosure in future filings to present such amounts.
Question 3
We note that you operate your business as one reportable segment. We also note that your management team consists of four president for each sector in which you operate: (a) Hardware Systems; (b) Missile Defense; (c) National Security Systems; and (d) Mission Systems. Please tell us how you determined that these sectors are not operating segments as defined in paragraph 10 of SFAS 131.
If you have determined that each of these sectors are operating segments under SFAS 131 and are aggregating the four sectors into one reporting segment for financial statement purposes, please provide us with your detailed analysis of the criteria listed in paragraph 17 of SFAS 131 that demonstrates each of the sectors meets all of the criteria listed. Your detailed analysis should include the revenues, gross profits, gross profit margins, operating profits, and operating profit margins, along with any other information you believe would be useful, for each of your operating segments for each of the three years ended January 2, 2005 and the 3-month periods ended April 3, 2005 and 2004 to help us understand how these sectors are economically similar. Specifically address any differences in the trends these financial indicators depict (e.g., if gross profit margin is decreasing for one sector and increasing for another).
Finally, please tell us why you have not provided disclosures for revenues from external customers for each group of similar products and services, at a minimum, such as the business areas discussed in the second to the last paragraph on page 3 of your filing; (a) missile defense; (b) tactical military systems; (c) network centric warfare; (d) space systems; (e) and hardware systems. Refer to paragraph 37 of SFAS 131 for additional guidance.
Response to Question 3
As you note, SPARTA is organized into four Sectors, the Hardware Systems Sector, the Missile Defense Sector, the Mission Systems Sector and the National Security Systems Sector. Discrete Sector P&L information is reported monthly to management, including the Chief Executive Officer, who, under SFAS 131, is the chief operating decision maker. Discrete Sector balance sheet information, is not provided to management, except for certain accounts receivable data used to compute days sales outstanding. Such

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July 28, 2005

data are used to make decisions about allocating indirect resources. Accordingly, the SPARTA Sectors appear to meet the definition of “operating segment” under SFAS 131.
However, SFAS 131 permits aggregation of operating segments that have similar economic characteristics and exhibit similar long-term financial performance. Pursuant to paragraph 17, two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of SFAS 131, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:
•	The nature of the products and services

•	The nature of the production processes

•	The type or class of customer for their products and services

•	The methods used to distribute their products or provide their services

•	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.
As noted in the filing, all of the Sectors perform scientific, engineering and technical services under contracts directly or indirectly with the U.S. government. Such contracts comprise 99% of the Company’s revenues. The Sectors perform substantially identical services, and in many cases could compete for the same government contracts. The primary differentiator between Sectors is their targeted markets and customers within the U.S. government. For example, the Missile Defense Sector primarily targets engineering service contracts with federal agencies that support the U.S. missile defense program, whereas the National Security Systems Sector typically targets engineering service contracts with various national and military intelligence agencies. However, as noted above, 99% of the Company’s revenues stemmed from contracts to perform scientific, engineering and technical services for the U.S. government. Accordingly, all of the Company’s Sectors exhibit similar economic characteristics resulting in substantially equivalent long-term financial performance.
Following is a brief description of the four Sectors:
•	The Hardware Systems Sector provides engineering support services to U.S. government hardware programs, in particular manned and unmanned aircraft programs. Such services include modeling and simulation; test and evaluation of engineering designs, flight instrumentation, and avionics; and engineering support at NASA, Air Force and Navy test ranges. In addition, the Hardware Systems Sector provides engineering design and fabrication of complex and close-dimensional tolerance composite parts for missile housings, jet engine stators, air munitions, automotive components, and unmanned aerial vehicles. Because these parts typically involve extremely tight tolerances, the prices of these products have a high percentage of engineering content. Such engineering services include engineering design, process design, and prototyping.

A minor portion of revenues are derived from the fabrication of complex composite parts. Such revenues total approximately 5-6% of consolidated revenues and were primarily the outgrowth of certain design and engineering processes. As discussed further below, most of the fabrication related to one specific program, which is expected to be substantially completed over the next 12-18 months. The chief operating decision maker evaluates each Sector and allocates resources in the context of the Company’s overall business strategy, which is focused on providing scientific, engineering and technical services to the U.S. government versus the fabrication of composites.

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•	The Missile Defense Sector provides engineering support services primarily in support of the U.S. Ballistic Missile Defense program. Such services include scientific, engineering and technical assistance (commonly referred to as SETA); system engineering and integration; engineering services supporting battle management command, control and communications; planning and participation in war games and other exercises; development of algorithms for discrimination and modeling and simulation services for decision architecture; and operation planning and user support. In addition, the Missile Defense Sector provides engineering support such as modeling and simulation for system acquisition, logistics and programmatic assistance, and systems analysis and testing for a variety of tactical weapons systems.

•	The Mission Systems Sector provides engineering support services to customers in support of a variety of network centric warfare, space systems and homeland security programs. Such services include systems analysis, such as situational awareness concepts, predictive algorithms, and data security; development of modeling and simulation tools for supporting C4ISR (command, control, communications, computers, intelligence, surveillance and reconnaissance); requirements and architecture analysis and development; system design, such as modeling and simulation, algorithm development, system simulation and logistics planning; software development and integration; analysis and assessments of threats; modeling and simulation of optimization of space and airborne detection systems; and explosive ordnance disposal (EOD) training and exercise support.

•	The National Security Systems Sector provides engineering support services to a variety of national and military intelligence agencies. Such services include R&D, engineering and analytical support for the development of cutting-edge surveillance and intelligence collection and processing devices; cryptography tools; reverse engineering of foreign military command and control systems; data analysis, including network traffic analysis, data mining, algorithm development, and system vulnerability and computer penetration security analyses; networking protocol analyses; and decoding tools for various communications signals. In addition, the National Security Systems Sector provides engineering studies, technology demonstrations, and software enhancements for the Company-developed ZEUS™ laser ordnance neutralization system.
SPARTA satisfies the specific aggregation criteria stipulated in SFAS 131 as follows:
•	Nature of the products and services: As indicated above, 99% of SPARTA’s revenues are derived from contracts and subcontracts with U.S. government agencies. The similarity of SPARTA’s products and services is further substantiated by the fact that 97% of fiscal year 2004 revenues were generated by services performed on prime or subcontracts with the Department of Defense (DoD) and intelligence agencies. The other 2% of revenues from government agencies was with non-DoD/non-intelligence agencies such as NASA and the Department of Homeland Security. All of the products and services involve providing scientific, engineering and technical services.

•	Nature of the production processes: This criterion is not applicable to the Company, as the Company’s revenues are primarily derived from providing scientific, engineering and technical services. As noted earlier, a minor portion of the Company’s revenues are derived from the fabrication of complex composite parts.

•	Type or class of customer for their products and services: All of SPARTA’s Sectors conduct business with U.S. government defense and intelligence agencies. As indicated above, 99% of

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July 28, 2005

SPARTA’s 2004 revenue was derived from prime contracts and subcontracts with U.S. government agencies, primarily defense and intelligence agencies.

•	The methods used to distribute their products or provide their services: Development of new weapons and defense systems and upgrades requires considerable scientific, engineering and analytical expertise which is often beyond the resources of the government agencies which are responsible for development of these systems. Accordingly, U.S. defense and military agencies have relied, in part, on outside service firms such as SPARTA to assist them in the performance of their responsibilities. SPARTA provides analytical, technical and engineering support services throughout the life cycle of complex weapons and defense system.

SPARTA’S marketing is customer-driven, in response to customers’ requirements for solutions to complex engineering problems. Marketing begins with the development of information concerning the present and future needs of various military and intelligence agencies of the U.S. Government, and certain civilian agencies and prime contractors. Such information is gathered in the course of contract performance and from formal or informal briefings, participation in the activities of professional organizations and from published literature. The Company evaluates this information to devise and implement the best means of benefiting from available business opportunities. This includes the preparation of unsolicited proposals or white papers responsive to the perceived needs of current and prospective customers, but more often includes responding to formal solicitations or broad area announcements from various U.S. Government agencies. The Company has built a high quality professional staff of scientists, engineers, technicians and analysts who have the backgrounds and the experience necessary to enable the Company to bid effectively on and to capture a significant number of defense contracts. The company relies heavily on its senior management and professional staff to obtain contracts that involve development of new systems configurations and technologies.

The weapons and defense system life cycle typically begins with a requirements definition phase in which particular strategic or tactical needs, opportunities, and objectives are identified and technological requirements and configuration or design of a system are defined in terms of those needs, opportunities, and objectives. The life cycle continues through the development, testing, manufacture, deployment and maintenance of systems and technology.

To facilitate promptness of service and interaction between the Company’s professional staff and government personnel responsible for weapons and defense systems programs, the Company has established offices in over 20 locations in proximity to the agencies and other contractors for which the Company provides services. Offices in various locations are usually populated by personnel from a number of SPARTA’s Sectors. The Company also has employees on-site at a number of government and private contractor customer facilities. The Company’s managers have substantial autonomy in identifying and pursuing business opportunities for the Company.

All staff members are encouraged to avail themselves of the broad diversity of expertise from other offices or from other Sectors within the Company to ensure that the highest quality of services is provided to the Company’s customers. The similarities of SPARTA’s various Sectors is underscored by the common practice of staff from differing Sectors forming teams that work together to prepare the proposal for a single contract. Additionally, it is also common practice for a variety of personnel from various Sectors to perform the requirements of a single contract. For

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example, personnel from each Sector have worked on proposals and contracts for a significant Army system development program.

Each Sector enters into a variety of contract types – cost-type (cost plus fixed fee or cost plus award fee), time and materials, fixed price level-of-effort and firm fixed price. Services and products, typically including engineering reports, analyses and simulations, are provided per contract specifications.

•	If applicable, the nature of the regulatory environment, for example, banking insurance, or public utilities: All Sectors are subject to extensive regulations affecting all government contractors, including:
•	Project cost accounting and negotiated contract requirements

•	Federal Acquisition Regulations (FAR)

•	Cost Accounting Standards (CAS)

•	Government audits by the Defense Contract Audit Agency (DCAA), including audits of direct and indirect costs incurred (on a fiscal year basis), audits of direct contract costs relating to individual contracts, and numerous system audits, including audits of billing, timekeeping and accounting systems.
The table included as Exhibit A provides sales, gross profit, gross profit rate, operating profit and operating profit rate for each Sector for each of the fiscal years 2002, 2003 and 2004, and for the first fiscal quarter in 2004 and 2005. As noted in this quantitative analysis, operating margins (as a percentage of sales) over the last three years have been in the range of approximately 8-12%, with a general increase in the level of profitability over that time frame.
Over this time frame, the Sectors experienced average profitability (weighted by sales) as follows: Hardware Systems – 11.8%, Missile Defense – 9.3%, Mission Systems – 9.2% and National Security Systems – 9.6%. The average profitability for the Missile Defense, Mission Systems and National Security Systems Sectors have been, and are expected to continue to be, similar (relative to each other), providing further evidence of the similarity of the economic factors affecting the Sectors. In addition, the revenue and profitability trends for these three Sectors are similar, and are expected to continue to be similar in the future. For example, based on current projections, the gross profit rate (the Company does not project operating profit) for the Missile Defense Sector, the Mission Systems Sector, and the National Security System Sector is expected to be 11.2%, 11.8% and 11.4%, respectively, for 2005, and 11.1%, 11.9%, and 10.5%, respectively, for 2006.
As noted above, the Hardware Systems Sector has experienced average profitability somewhat higher than that experienced by the other Sectors. The higher-than-average profitability in the Hardware Systems Sector can be traced to one specific program. Over the approximately 10 years that the Company has worked on this program, the Company has successfully developed and deployed numerous process improvements, the benefits of which have accrued to the Company in the form of above-average profit rates (because the underlying contracts are firm fixed price). The operating profit rate (operating profit as a percentage of sales) on this program has ranged from 20-30% over the last several years.
In other words, except for the high profitability for this one program, the Hardware Systems Sector exhibits operating profitability similar to the other Sectors. This program is expected to be substantially completed within the next 12-18 months, at which time the Company expects the profitability of the Hardware Systems Sector to decline from its current level to a level consistent with the other Sectors.

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During 2002-2004, this program accounted for approximately $6.8 — $7.0 million of annual revenue. Revenue on this program is expected to decline to $5.9 million and $2.2 million for 2005 and 2006, respectively. Similarly, the gross profit rate (the Company does not project operating profit) for the Hardware Systems Sector is expected to decline, from 16.4% in 2004 to 14.5% in 2005 and 12.3% in 2006, reflecting the impact of the decline of this one program. The gross profit rate for the Hardware Systems Sector is expected to decline further in 2007 as this program becomes completely phased out.
For two of the periods presented in the table in Exhibit A, the trend for the Hardware Systems Sector is different than the trends for the other Sectors due to the following:
•	Decline in Hardware Systems Sector profitability during the first quarter of 2005 – The operating profit rate for the quarter declined below the respective averages for the Hardware Systems Sector, whereas all other Sectors experienced quarterly profitability higher than the respective average profitability. The decline in operating profitability for the Hardware Systems Sector is attributable to one specific contract on the above noted program. During the first quarter, the Company received a change order to this contract which resulted in a significant increase in contract value. However, the change order was at a lower profit rate than what was being experienced on the original contract, resulting in a reduction in the overall contract profit rate. This reduction in the overall contract profit rate was appropriately recorded during the first quarter

•	Decline in Hardware Systems Sector revenues from 2002 to 2003 – This decline is inconsistent with the revenue trends for the other Sectors, which all experienced year-over-year increases from 2002-2004. The decline is entirely attributable to one contract, which was completed during 2002 and on which the Company lost the competition for the follow on contract. The Company had $7 million in revenue on this contract in 2002.
Based on the above analysis, the Company believes that the economic factors affecting the Hardware Systems Sector are consistent with those affecting the other Sectors, and that aggregation of the four Sectors is consistent with the intent of SFAS 131 and is appropriate in light of the facts and circumstances.
SPARTA’s business activities and economic environment for each Sector are so similar that they are expected to have similar future prospects. Accordingly, the objective of helping users of financial statements better understand the Company’s performance, better assess its prospects for net cash flows, and make more informed decisions about the Company as a whole would not be met by disaggregating its single reportable segment.
With respect to the enterprise-wide disclosure for revenues from external customers for each group of similar products and services required by paragraph 37 of SFAS 131, we note that the Company provides scientific, engineering and technical services to our customers. Virtually all (99%) of our revenues are derived (directly or indirectly) from agencies of the U.S. government. The business areas noted on page 3 of our filing reflect the focus of the particular customer, or of the particular project sponsored by the customer. However, the products and services provided to such customers or projects are essentially identical across all business areas, customers and projects, i.e., high-end engineering services. Furthermore, we have demonstrated the similarity of our products and services in the discussion above regarding aggregation of operating segments. Accordingly, because the services provided to each business area are similar, we have not disclosed revenues by business area

Securities and Exchange Commission
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Question 4
In future filings, please expand your revenue recognition policy to address the following:
•	The principle components of contract costs;

•	How and when you recognize claim and unapproved change order revenues and costs, including amount of revenue recognized, if material, for each period presented;

•	How and when you record a provision for anticipated contract losses;

•	How and when you recognize contract incentives and/or award fees; and

•	How you recognize revenues and costs when combining and segmenting contracts, if applicable.
Refer to SOP 81-1 and the AICPA Audit and Accounting Guide for Audits of Federal Government Contractors for guidance. In your response, please provide us with the expanded disclosure you intend to include in future filings.
Response to Question 4
In future filings, we will revise our revenue recognition policy to address the matters you have noted. The Company does not combine or segment contracts; therefore such disclosures are not applicable. In addition, as noted below, the Company recognizes revenue on certain unapproved change orders and claims. At December 31, 2004 and 2003, accounts receivable related to such unapproved change orders and claims totaled approximately $389,000 and $263,000, or 0.8% and 0.5% of total accounts receivable. Accordingly, the Company believes that such amounts are not material to the consolidated financial statements, and has stated this in the revised policy.
We expect that the revised policy disclosure will be as follows:
The Company derives substantially all of its revenues from contracts with U.S. Government agencies or from companies who perform work for U.S. Government agencies. Such contracts are accounted for in accordance with the American Institute of Certified Public Accountants Statement of Position No. 81-1, Accounting for Performance of Construction-Type and Production-Type Contracts. Contract costs include direct labor, materials, subcontractors and other direct costs, plus estimated indirect costs such as overhead, research and development, and general and administrative expenses.

Revenue on cost-type contracts is recognized to the extent of reimbursable costs incurred, plus a proportionate amount of the estimated fee earned. Estimates of fees earned are based on negotiated fee amounts or management’s assessment of the fee amounts that are likely to be earned. Revenue on time and material and fixed price (level of effort) contracts is recognized to the extent of direct labor hours incurred at fixed hourly billing rates, plus the cost of materials or other specified costs. Revenue on firm fixed price contracts is recognized using the percentage of completion method. A portion of the contract revenue, based on contract costs incurred to date compared with total estimated costs at completion (based upon engineering estimates), is recognized as revenue each period.

Certain contracts include provisions for award or other incentive fees. Such award and incentive fees are recognized when management determines that it is probable that the award or incentive fee, or portion thereof, has been earned. Management’s assessments, which are performed on a contract-by-contract basis, are based on such factors as contract terms, nature of the work to be performed, prior relationship and history with the customer, historical experience with similar types of projects, and current and anticipated performance on the specific contract.

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On occasion, the Company or its customers may seek to modify a contract to accommodate a change in the scope of the work, such as changes in specifications, method or manner of performance, equipment, materials, or period of performance, or to account for customer-caused delays, errors in specifications or design, contract terminations, or other causes of unanticipated additional costs. Such change orders or claims are evaluated according to their characteristics and the circumstances in which they occur, taking into consideration such factors as the probability of recovery, the Company’s experience in negotiating change orders and claims, and the adequacy of documentation substantiating the costs of such change order or claim. Costs attributable to unpriced change orders and claims are accounted for as costs of contract performance in the period in which the costs are incurred, and revenue is recognized to the extent of costs incurred. Revenue in excess of costs attributable to unpriced change orders is recorded when realization is assured beyond a reasonable doubt, based on such circumstances as the Company’s historical experience with the customer or when a bona fide pricing offer has been provided by the customer. Receivables related to unpriced change orders and claims are not material.

The Company follows these revenue recognition methods because reasonably dependable estimates of the revenue, costs and profits applicable to various stages of a contract can be made. Recognized revenues and profit are subject to revisions as the contract progresses to completion. If the Company does not accurately estimate the resources required or the scope of work to be performed, or does not manage its projects properly within the planned periods of time, or satisfy its obligations under the contracts, then profit may be significantly and negatively affected or losses on existing contracts may need to be recognized. Management reviews contract performance, costs incurred, and estimated costs to completion on a regular basis. Revisions to revenue and profit estimates are reflected in income in the period in which the facts that give rise to the revision become known. Provisions for anticipated losses on contracts are reflected in income in the period in which the loss becomes evident.

Estimates of allowable contract costs, including estimates of indirect costs, are subject to regulation and audit by the government. The Company’s costs have been audited and settled with the government through the fiscal year ended December 31, 2003. For years in which the Company’s costs have not yet been audited and settled, contract revenue and profits have been recorded based on the estimated amounts of expected allowable costs. Although cost disallowances have not historically been significant, the Company may be exposed to variations in profitability, including potential losses, if actual cost disallowances differ materially from these estimates.
* * * * *

Securities and Exchange Commission
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In accordance with your request, we hereby acknowledge:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding this response, please contact me at (703) 558-0036 or via facsimile to (703) 558-0046.
Sincerely,
/s/ David E. Schreiman
David E. Schreiman
Chief Financial Officer

EXHIBIT A
SPARTA, INC.
SALES, GROSS PROFIT, AND OPERATING PROFIT DATA BY SECTOR
(amounts in thousands, except percentages)

	Hardware Systems
	2005 Q1	2004 Q1	2004	2003	2002
Sales	6,803	6,301	26,684	22,891	28,368
Gross Profit	722	609	3,760	2,955	3,395
Gross Profit Rate (% of Cost)	11.9%	10.7%	16.4%	14.8%	13.6%
Operating Profit	723	596	3,313	2,772	3,345
Operating Profit Rate (% of Sales)	10.6%	9.5%	12.4%	12.1%	11.8%

	Missile Defense
	2005 Q1	2004 Q1	2004	2003	2002
Sales	29,236	24,843	123,685	96,015	69,671
Gross Profit	3,602	2,666	12,314	8,006	5,772
Gross Profit Rate (% of Cost)	14.1%	12.0%	11.1%	9.1%	9.0%
Operating Profit	3,579	2,662	12,119	7,873	5,858
Operating Profit Rate (% of Sales)	12.2%	10.7%	9.8%	8.2%	8.4%

	Mission Systems
	2005 Q1	2004 Q1	2004	2003	2002
Sales	12,142	8,934	40,449	30,953	16,947
Gross Profit	1,289	853	3,947	2,431	1,324
Gross Profit Rate (% of Cost)	11.9%	10.6%	10.8%	8.5%	8.5%
Operating Profit	1,283	917	3,999	2,420	1,413
Operating Profit Rate (% of Sales)	10.6%	10.3%	9.9%	7.8%	8.3%

	National Security Systems
	2005 Q1	2004 Q1	2004	2003	2002
Sales	16,935	14,727	60,686	53,280	47,135
Gross Profit	1,826	1,566	6,259	5,034	3,988
Gross Profit Rate (% of Cost)	12.1%	11.9%	11.5%	10.4%	9.2%
Operating Profit	1,920	1,506	6,099	5,047	3,876
Operating Profit Rate (% of Sales)	11.3%	10.2%	10.1%	9.5%	8.2%

	Company Total
	2005 Q1	2004 Q1	2004	2003	2002
Sales	65,116	54,805	251,566	203,191	162,227
Gross Profit	7,690	5,920	27,227	19,190	15,289
Gross Profit Rate (% of Cost)	13.4%	12.1%	12.1%	10.4%	10.4%
Operating Profit	7,217	5,563	25,212	18,135	14,790
Operating Profit Rate (% of Sales)	11.1%	10.2%	10.0%	8.9%	9.1%
Notes:
1.	For management reporting purposes, virtually all “corporate” costs are allocated to the Sectors. Certain revenue and expense elements are not allocated to the Sectors, which account for the differences between the Company Total and the sum of the four Sectors.
2.	Gross profit is defined consistent with the non-GAAP measure noted in Question 1, i.e., revenues minus all operating costs that are allowable under federal procurement regulations.
3.	Prior period data has been reclassified to conform to the organization structure in effect for 2005.